amec

July 22, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Novagold Resources Inc. (the "Company")
Final Short Form Prospectus – Consent of Expert

In connection with the Company's (final) short form prospectus dated August 12, 2005 (the "Prospectus"), I, Harry Parker, hereby consent to the use of my name in connection with references to my involvement in the Donlin Creek project, or portions thereof, in the Prospectus.

I also hereby confirm that I have read the Prospectus and the Company's Annual Information Form dated March 21, 2005 (the "AIF") and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the services I performed or that is within my knowledge as a result of the services I have performed in connection with the information referred to in the AIF.

Yours truly,

"Harry Parker"

Harry Parker
Technical Director

AMEC E&C Services Inc.
780 Vista Blvd. Suite 100
Sparks, Nevada 94901
USA
Tel +1 775 353-3485
Cell +1 775 742 7483
Fax +1 775 331-4153
Harry.parker@amec.com

www.amec.com